laura aNTHONy, esquire

LAZARUS ROTHSTEIN, ESQUIRE

CHAD FRIEND, ESQUIRE, LLM

JOHN CACOMANOLIS, ESQUIRE

MARC S. WOOLF, ESQUIRE

OF COUNSEL:

CRAIG D. LINDER, ESQUIRE

PETER P. LINDLEY, JD, CPA, MBA

STUART REED, ESQUIRE

www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM Email: lrothstein@legalandcompliance.com

June 20, 2017

VIA ELECTRONIC EDGAR FILING

Katherine Wray

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	The Chron Organization, Inc. (formerly South American Properties, Inc.)
Amendment No. 2 to Form 10-12G
Filed June 16, 2017
File No. 000-55771

Dear Ms. Wray:

The Chron Organization, Inc. (the “Company”) seeks to amend its registration statement on Form 10-12G (Amendment No. 2) (the “Registration Statement”) filed with the SEC on June 16, 2017 in order to (i) correct a scrivener error in Note 2 to the financial statements included in the Registration Statement and (2) include in Note 2 to such financial statements, disclosure regarding its adoption of ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40).

We appreciate the staff pointing out these items.

If the staff has any comments regarding Amendment No. 3 or any future amendments, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Lazarus Rothstein
Lazarus Rothstein, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832